UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance

and Nominating Committee of the Board of Directors of

Dominion Resources, Inc. and the Trustee and Participants

of the Dominion Transmission and Hope Gas Union Savings Plan

Richmond, VA

We have audited the accompanying statements of net assets available for benefits of the Dominion Transmission and Hope Gas Union Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) reportable transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond. VA

June 23, 2009

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments at Fair Value:
Participant-directed investments	$111,476,650	$147,725,897
Nonparticipant-directed investments	7,857,548	6,581,982

Total investments	119,334,198	154,307,879

Receivables:
Accrued investment income	317	3,449
Receivables for securities sold	64,682	356,528
Participant contributions	246,403	217,124
Employer contributions	75,479	65,457

Total receivables	386,881	642,558

Cash	3,247	—

Total assets	119,724,326	154,950,437

LIABILITIES:
Payables for securities purchased	16,928	366,643
Other liabilities	31,012	196,589

Total liabilities	47,940	563,232

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	119,676,386	154,387,205

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,667,002	253,913

NET ASSETS AVAILABLE FOR BENEFITS	$122,343,388	$154,641,118

See notes to financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Contributions:
Participant contributions	$5,365,474
Employer contributions	1,774,622

Total contributions	7,140,096

Investment Income (Loss):
Interest	195,303
Dividends	2,632,700
Net depreciation in fair value of investments	(24,496,899)
Income from Master Trust	453,269

Total investment loss	(21,215,627)

DEDUCTIONS:
Benefits paid to participants	18,069,390
Administrative expenses	152,809

Total deductions	18,222,199

NET DECREASE IN NET ASSETS	(32,297,730)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	154,641,118

End of year	$122,343,388

See notes to financial statements.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF PLAN

The following description of the Dominion Transmission and Hope Gas Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Transmission, Inc. and Hope Gas, Inc. (the Employer) represented by the United Gas Workers Union, Local 69 – Division II, UWUA, AFL-CIO who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Employer’s matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of the participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately. Participants generally become vested in the Employer’s matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $5,815 and $2,563, respectively. These accounts are used to reduce future Employer contributions. During the year ended December 31, 2008, there were no Employer contributions reduced from forfeited nonvested accounts.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (BNY Mellon Fund)

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

•	Mutual Funds:

International Equity Fund

Small Cap Value Fund

Real Estate Fund

Small Cap Growth Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Employer matching contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at 1% point above the prime rate of interest. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2008 or 2007.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures related to fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards and the provisions of this standard are applied prospectively. See Note 6 for further information on fair value measurements in accordance with the requirements of SFAS No. 157.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

g.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

h.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of Dominion or certain of its subsidiaries who do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2008, there were no transfers of participants’ assets to or from other plans.

i.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007
Dominion Stock Fund:
Participant-directed—1,376,642 and 1,392,591 units, respectively	$49,332,397	$66,078,414
Nonparticipant-directed—219,240 and 138,457 units, respectively	7,857,548	6,569,804
Interest in BNY Mellon Fund, 2,221,540 and 2,704,742 units, respectively	43,810,754	53,921,037

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value
Dominion Stock Fund	$(17,591,937)

Mutual Funds:
International Equity Fund	(1,409,320)
Small Cap Value Fund	(769,198)
Real Estate Fund	(317,489)
Small Cap Growth Fund	(145,297)
Target Retirement Income Fund	(188)
Target Retirement 2005 Fund	(19,255)
Target Retirement 2010 Fund	(97,781)
Target Retirement 2015 Fund	(196,696)
Target Retirement 2020 Fund	(323,291)
Target Retirement 2025 Fund	(262,559)
Target Retirement 2030 Fund	(92,477)
Target Retirement 2035 Fund	(77,098)
Target Retirement 2040 Fund	(61,691)
Target Retirement 2045 Fund	(151,366)
Target Retirement 2050 Fund	(82,309)

(4,006,015)

Common/Collective Trust Funds:
Large Cap Value Fund	(445,126)
Intermediate Bond Fund	1,605
S&P 500 Index Daily Fund	(1,884,890)
Wilshire 4500 Index Fund	(570,536)

(2,898,947)

Net depreciation in fair value of investments	$(24,496,899)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2008 and 2007, and for the year ended December 31, 2008, is as follows:

	December 31, 2008	December 31, 2007
Net assets—Dominion Stock Fund	$7,857,548	$6,850,449

		Year Ended December 31, 2008
Changes in Net Assets:
Interest		$176
Dividends		51,686
Net depreciation in fair value of investments		(370,515)
Employer contributions		1,774,622
Benefits paid to participants		(103,285)
Administrative expenses		(18)
Participant transfers, net		(326,763)
Rollover distributions		(18,804)

Net change		1,007,099
Dominion Stock Fund—Beginning of year		6,850,449

Dominion Stock Fund—End of year		$7,857,548

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the BNY Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust.

BNY Mellon Fund—As of December 31, 2008 and 2007, the Plan’s interest in the net assets of the BNY Mellon Fund was approximately 8% and 9%, respectively. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in three types of benefit-responsive guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Traditional Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2008	2007

Based on annualized earnings*	4.56%	4.67%
Based on interest rate credited to participants**	4.02%	4.53%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the BNY Mellon Fund:

	December 31, 2008	December 31, 2007

GICs	$516,562,223	$561,227,646
Short-term investment fund	46,820,741	16,744,234
Mutual funds	5,237,257	97,937
Interest receivable	2,022,985	2,142,770
Receivable (payable) for securities purchased (sold)	694,984	(1,317,161)

Total at fair value	571,338,190	578,895,426
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	34,780,506	2,726,003

Total at contract value	$606,118,696	$581,621,429

Net investment income for the BNY Mellon Fund is as follows:

Year Ended December 31, 2008

Interest	$26,202,388
Net Investment Appreciation:
Mutual funds	143,577
Less: Investment expenses	(993,614)

Total	$25,352,351

RCM Fund—As of December 31, 2008 and 2007, the Plan’s interest in the net assets of the RCM Fund was approximately 6% for both periods. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income (loss) and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments (and related investment income or loss) in the RCM Fund:

	December 31, 2008	December 31, 2007

Corporate stocks	$46,508,799	$73,993,916
Short-term investment fund	1,331,783	1,934,137
Payables	(55,157)	(156,034)
Receivables	5,020	120,878

Total	$47,790,445	$75,892,897

Net investment loss for the RCM Fund is as follows:

Year Ended December 31, 2008

Interest	$38,221
Dividends	665,290
Net investment depreciation	(27,695,050)
Less: Investment expenses	(379,363)

Total	$(27,370,902)

6.	FAIR VALUE MEASUREMENTS

As discussed in Note 2, the Plan adopted the provisions of SFAS No. 157, Fair Value Measurements, effective January 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires fair value measurements to assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

In accordance with SFAS No. 157, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes and industry publications. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis that reflect market assumptions.

The Plan also utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date. Instruments categorized in Level 1 consist of mutual funds that are quoted in an active market.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 consist of the Dominion Stock Fund, Common/Collective Trusts and the RCM Fund. The fair value of these investments is based on the unit value of each fund, which is determined by dividing the net asset value of the fund (based on the quoted market prices of the underlying investments) by the total number of units outstanding.

c.	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability. Investments categorized in Level 3 include the BNY Mellon Fund that invests primarily in benefit responsive GICs. Pricing of these investments are provided by a variety of sources, including discounted cash flow analysis, broker quotes and internal models. Loans to participants are also categorized in Level 3 and are valued at amortized cost, which approximates fair value.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy and a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Plan Investments at Fair Value:
Mutual Funds	$6,786,501	$—	$—	$6,786,501
Dominion Stock Fund	—	57,189,945	—	57,189,945
Common/Collective Trusts	—	6,105,607	—	6,105,607
Loans to participants	—	—	2,596,251	2,596,251

	$6,786,501	$63,295,552	$2,596,251	$72,678,304

The following table presents the change in the Plan’s loans to participants that are measured at fair value and included in the Level 3 fair value category:

Level 3 Plan Investments

Balance at January 1, 2008	$2,475,280
Loan originations and repayments, net	120,971

Balance at December 31, 2008	$2,596,251

Participant loan repayments, including interest, are returned to the participants account.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investments held in the Master Trust at Fair Value(1):
RCM Fund	$—	$47,790,445	$—	$47,790,445
BNY Mellon Fund	—	—	571,338,190	571,338,190

	$—	$47,790,445	$571,338,190	$619,128,635

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the RCM Fund and the BNY Mellon Fund was approximately $2,845,140 (6%) and $43,810,754 (8)%, respectively.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust

Balance at January 1, 2008	$578,895,426
Realized gains	19,110,296
Unrealized losses related to assets still held at the reporting date	(25,812,459)
Purchases, sales, issuances and settlements, net	(855,073)

Balance at December 31, 2008	$571,338,190

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 12, 2003, in which the Internal Revenue Service stated that the Plan, then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan’s investment in the Dominion Stock Fund included 1,595,702 and 1,531,048 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $66 million and $58 million, respectively. During the year ended December 31, 2008, the Plan recorded dividend income related to Dominion common stock of approximately $2 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2008	December 31, 2007
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$122,343,388	$154,641,118
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,667,002)	(253,547)

Net assets available for benefits per the Form 5500, at fair value	$119,676,386	$154,387,571

		Year Ended December 31, 2008
Statement of Changes in Net Assets Available for Benefits:
Decrease in net assets per the financial statements		$(32,297,730)
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts		(2,413,455)

Net decrease per the Form 5500		$(34,711,185)

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

11.	SALE OF HOPE GAS, INC.

In July 2008, Dominion entered into an agreement with a subsidiary of SteelRiver Infrastructure Fund North America LP to sell Hope Gas, Inc. The transaction is expected to close in 2009, subject to regulatory approvals in Pennsylvania and West Virginia as well as clearance under the Exon-Florio provision of the Omnibus Trade and Competitiveness Act.

12.	SUBSEQUENT EVENT

In December 2008, the Plan approved that matching Employer Contributions will be deposited in accordance with the participant’s investment directions effective January 1, 2009.

SUPPLEMENTAL SCHEDULES

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$66,061,942	$57,189,945

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund	327,177	327,177
	Lehman Brothers Holdings, Inc.	EB Temporary Investment Fund	4,417	4,417
*	The Bank of New York Mellon	Intermediate Bond Fund	952,632	993,936
	Key Bank, N.A.	Large Cap Value Fund	925,286	649,964
*	The Bank of New York Mellon	S&P 500 Index Fund	4,359,816	3,221,101
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	1,349,486	909,012

			7,918,814	6,105,607

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	2,598,111	1,680,197
	Laudus Fund Group	Small Cap Value Fund	2,232,086	1,117,505
	Morgan Stanley Investment Management	Real Estate Fund	1,011,211	549,999
	Vanguard Group	Small Cap Growth Fund	392,602	223,704
	Vanguard Group	Target Retirement Income Fund	2,591	2,405
	Vanguard Group	Target Retirement 2005 Fund	95,049	79,324
	Vanguard Group	Target Retirement 2010 Fund	453,596	366,511
	Vanguard Group	Target Retirement 2015 Fund	698,685	537,746
	Vanguard Group	Target Retirement 2020 Fund	1,032,399	777,795
	Vanguard Group	Target Retirement 2025 Fund	786,848	571,141
	Vanguard Group	Target Retirement 2030 Fund	280,936	200,775
	Vanguard Group	Target Retirement 2035 Fund	213,692	150,989
	Vanguard Group	Target Retirement 2040 Fund	176,539	119,686
	Vanguard Group	Target Retirement 2045 Fund	390,437	263,368
	Vanguard Group	Target Retirement 2050 Fund	205,993	145,356

			10,570,775	6,786,501

		Loans to Participants (range of interest rates —5.00% - 9.25%)	2,596,251	2,596,251

	Total investments excluding interest in Master Trust		$87,147,782	$72,678,304

*	A party-in-interest as defined by ERISA.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2008

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

515,017	*Dominion Stock Fund	Corporate Stock-Common	132	$21,985,276	$—	$—	$—
410,404	*Dominion Stock Fund	Corporate Stock-Common	313	—	18,067,045	12,785,276	5,281,769

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2009	/s/ James E. Eck
James E. Eck
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee